Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twelve Weeks Ended
	November 18,	November 19,
	2006	2005
Earnings
Income before income taxes	$195,903	$181,554
Fixed charges	37,945	34,310
Less: Capitalized interest	(331)	(407)
Adjusted earnings	$233,517	$215,457

Fixed charges
Gross interest expense	$27,613	$24,135
Amortization of debt expense	409	362
Interest portion of rent expense	9,923	9,813
Total fixed charges	$37,945	$34,310

Ratio of earnings to fixed charges	6.2	6.3

	Fiscal Year Ended August
	2006	2005	2004	2003	2002
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)
Earnings
Income before income taxes	$902,036	$873,221	$905,902	$833,007	$691,148
Fixed charges	156,976	144,930	130,278	121,129	98,688
Less: Capitalized interest	(1,985)	(1,079)	(813)	(791)	(437)
Adjusted earnings	$1,057,027	$1,017,072	$1,035,367	$953,345	$789,399

Fixed charges
Gross interest expense	$110,568	$102,341	$89,600	$79,301	$78,183
Amortization of debt expense	1,559	2,343	4,230	7,334	2,283
Interest portion of rent expense	44,849	40,246	36,448	34,494	18,222
Total fixed charges	$156,976	$144,930	$130,278	$121,129	$98,688

Ratio of earnings to fixed charges	6.7	7.0	7.9	7.9	8.0